UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission file number 1-5128

MEREDITH SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Meredith Corporation 1716 Locust Street Des Moines, Iowa 50309-3023
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2016 and 2015, and for the year ended December 31, 2016, and supplemental schedule as of December 31, 2016, have been audited by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23. Consent of Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements as of December 31, 2016 and 2015,
and for the Year Ended December 31, 2016,
Supplemental Schedule as of December 31, 2016,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements	4

Supplemental Schedule

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	9

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
           for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 29, 2017

Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2016	2015
Investments, at fair value		$412,300,093	$373,669,524
Receivables
Employer contributions		210,984	693,586
Participant contributions		—	608,244
Total receivables		210,984	1,301,830
Net assets available for benefits		$412,511,077	$374,971,354

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2016
Additions to net assets attributed to
Contributions
Participant	$20,962,722
Employer	9,705,563
Rollovers	5,832,272
Total contributions	36,500,557
Investment income
Dividend income	3,141,929
Net appreciation of investments	37,811,896
Net investment gain	40,953,825
Total additions	77,454,382
Deductions from net assets attributed to
Benefits paid to participants	(39,914,659)
Net increase in net assets available for benefits	37,539,723
Net assets available for benefits at beginning of year	374,971,354
Net assets available for benefits at end of year	$412,511,077

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Meredith or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Full and part-time employees are eligible to begin contributions to the Plan at any time. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations and cannot exceed the maximum amount under the federal tax laws for that calendar year. To be eligible to receive Company matching contributions, all employees must complete a year of service in which they work at least 1,000 hours. The Company matches 100 percent of the first 3 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 2 percent of a participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the years ended December 31, 2016 and 2015. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (known as rollover contributions).

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of plan earnings based on participant account balances. The benefit to which a participant is entitled includes the participant's vested account balance.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant's contribution elections. The Plan currently offers 13 common trust funds, 9 mutual funds, 2 pooled separate accounts, and a Company common stock fund as investment options for participants.

Vesting—Participants are immediately vested in their contributions, the Company's matching contributions, and investment earnings. As a result, there are no forfeitures under the Plan.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Participants may also rollover all or part of the vested value of their account to an eligible retirement plan. Upon death or retirement, a participant may elect to receive quarterly, semi-annual, or annual installments, not to exceed 15 years.

Voting Rights—Each participant is entitled to exercise voting rights attributable to the shares of Meredith common stock allocated to the participant's account. Shares of Meredith common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

Participant Loans—The Plan does not allow participants to borrow funds from their account.

2. Summary of Significant Accounting Policies

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Change in Presentation—In Note 3, certain investments were previously excluded from disclosure in the fair value hierarchy as Level 2 investments in 2015 based on our interpretation of relevant guidance. Upon further evaluation, these investments were determined to have a readily determinable fair value. Thus, they are now disclosed within the fair value hierarchy. This change in disclosure is not considered to have a material impact on the notes to the financial statements and is consistent with presentation of amounts as of December 31, 2016.

Risks and Uncertainties—The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company's common and Class B stock. At December 31, 2016 and 2015, approximately 6 percent of the Plan's total assets were invested in common and Class B stock of the Company. The underlying values of the Company's common and Class B stock are entirely dependent upon the performance of the Company and the market's evaluation of such performance.

Investment Valuation and Income Recognition—Investment contracts held by a defined contribution plan are required to be reported at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Fair value of the investments in the common trust funds and pooled separate accounts are determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

The Meredith Corporation Stock Fund pools contributions among participants to buy common stock of Meredith and a certain amount of short-term investments. Common stock of the Company is transacted and reported at the daily closing price as reported in the New York Stock Exchange composite. Ownership is measured in units instead of shares of stock.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis and thus the value of a share of common stock has been used to value the Class B shares.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the return earned for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Subsequent Event—Effective January 1, 2017, the Company's matching contribution changed to 100 percent of the first 4 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 1 percent of a participant's eligible compensation contributed to the Plan. This change did not have an impact on the current Plan year, but will increase employer contributions in 2017 and subsequent years.

3. Fair Value Measurements

Fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described as follows:

• Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

• Level 3	Assets or liabilities for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2016 or 2015.

Mutual funds—The fair values of these securities are based on observable unadjusted market quotations and are priced on a daily basis at the close of business.

Meredith common stock—The fair value of Meredith common stock is valued at the unadjusted closing price reported on the active market on which the security is traded.

Meredith Class B stock—The fair value of Meredith Class B stock is based on observable market quotations of Meredith common stock and is valued at the unadjusted closing price reported on the active market on which Meredith common stock is traded.

Pooled separate accounts—The fair value of units held in pooled separate accounts are valued at the net asset value (NAV) as reported by the investment manager of the accounts. These net asset values generally represent amounts at which units are redeemed on a regular basis. The pooled separate accounts allow one transfer per 30 day period. The transfer restriction applies to all Plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the Plan is not allowed to transfer back in this investment option until the holding period elapses. Contributions into the investment options are not impacted.

Common trust funds—The fair value of the investments in the common trust funds are determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the NAV of the shares held by the Plan at year end. The common trust funds, allow one transfer per 30 day period. The transfer restriction applies to all Plan directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers is met, the Plan is not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment options are not impacted.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value as of December 31, 2016 and 2015:

December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$153,024,722	$—	$—	$153,024,722
Common trust funds	—	145,347,362	—	145,347,362
Pooled separate accounts	—	89,519,610	—	89,519,610
Employer securities	24,318,932	89,467	—	24,408,399
Total investments, at fair value	$177,343,654	$234,956,439	$—	$412,300,093

December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$141,751,635	$—	$—	$141,751,635
Common trust funds	—	125,077,467	—	125,077,467
Pooled separate accounts	—	85,704,640	—	85,704,640
Employer securities	20,964,795	170,987	—	21,135,782
Total investments, at fair value	$162,716,430	$210,953,094	$—	$373,669,524

There were no transfers between levels of the fair value hierarchy for the years ended December 31, 2016 and 2015.

4. Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by the Principal Life Insurance Company (Principal). Principal is the Plan administrator and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2016 and 2015, the Meredith Common Stock Fund held 421,979 and 494,986 shares, respectively, of the common stock of Meredith, the sponsoring employer, with a cost basis of $14,765,208 and $18,734,725, respectively. In addition, at December 31, 2016 and 2015, the Plan held 1,513 and 3,953 shares, respectively, of the Company's Class B stock, with a cost basis of $9,236 and $21,386, respectively. During the year ended December 31, 2016, the Plan recorded dividend income from Company common stock of $878,485.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Income Tax Status

The Internal Revenue Service (IRS) issued a determination letter dated May 8, 2017, that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Future qualification of the Plan will depend on operation of the Plan in compliance with the Internal Revenue Code.

GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to the Plan's fiscal 2013.

MEREDITH SAVINGS AND INVESTMENT PLAN
EIN: 42 041023     PLAN NUMBER 004
FORM 5500
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled separate accounts
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account	**	$55,961,844
*	Principal Life Insurance Company	Principal MidCap Separate Account	**	33,557,766
				89,519,610
	Common trust funds
	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund	**	24,972,572
	Vanguard Group	Vanguard Target Retirement Income Trust II Fund	**	4,673,057
	Vanguard Group	Vanguard Target Retirement 2010 Trust II Fund	**	2,101,355
	Vanguard Group	Vanguard Target Retirement 2015 Trust II Fund	**	2,127,847
	Vanguard Group	Vanguard Target Retirement 2020 Trust II Fund	**	14,370,277
	Vanguard Group	Vanguard Target Retirement 2025 Trust II Fund	**	10,192,284
	Vanguard Group	Vanguard Target Retirement 2030 Trust II Fund	**	23,403,970
	Vanguard Group	Vanguard Target Retirement 2035 Trust II Fund	**	13,210,768
	Vanguard Group	Vanguard Target Retirement 2040 Trust II Fund	**	20,927,902
	Vanguard Group	Vanguard Target Retirement 2045 Trust II Fund	**	11,998,825
	Vanguard Group	Vanguard Target Retirement 2050 Trust II Fund	**	12,154,540
	Vanguard Group	Vanguard Target Retirement 2055 Trust II Fund	**	4,487,703
	Vanguard Group	Vanguard Target Retirement 2060 Trust II Fund	**	726,262
				145,347,362
	Mutual funds
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock Fund	**	36,542,247
	LSV Funds	LSV Value Equity Fund	**	39,693,070
	American Funds	American Funds EuroPacific Growth R4 Fund	**	19,728,014
	PIMCO	PIMCO Total Return Instl Fund	**	12,207,713
	American Funds	American Funds New Perspective R5 Fund	**	4,596,635
	Vanguard Group	Vanguard Total International Stock Index Admiral Fund	**	3,992,385
	Vanguard Group	Vanguard Extended Market Index Admiral Fund	**	6,532,716
	Vanguard Group	Vanguard PRIMECAP Core Inv Fund	**	12,850,135
	Vanguard Group	Vanguard Total Bond Market Index Instl Fund	**	16,881,807
				153,024,722
	Employer securities
*	Meredith Corporation	421,979 shares of common stock	**	24,318,932
*	Meredith Corporation	1,513 shares of Class B stock	**	89,467
				24,408,399
				$412,300,093

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

/s/ Steven M. Cappaert
Steven M. Cappaert Corporate Controller of Meredith Corporation

Date:	June 29, 2017

INDEX TO ATTACHED EXHIBIT

Exhibit Number	Item
23	Consent of Independent Registered Public Accounting Firm

E-1